Filed by The J. M. Smucker Company

Commission File No. 333-114216

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: International Multifoods Corporation

Commission File No. 001-06699

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

On March 17, 2004, The J. M. Smucker Company (“Smucker”) and International Multifoods Corporation (“Multifoods”) filed the information required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), in connection with the previously announced proposed merger of Multifoods with and into a wholly owned subsidiary of Smucker (the “Merger”). The waiting period under the HSR Act expired on April 16, 2004 without a formal request for additional information from the U.S. Department of Justice or the Federal Trade Commission. Consequently, the conditions set forth in Section 6.1(f) of the Agreement and Plan of Merger, dated March 7, 2004, by and among Smucker, MIX Acquisition Corporation and Multifoods, which relate to U.S. and Canadian antitrust laws, have been satisfied.

The Merger is subject to other closing conditions, including approval by Smucker’s and Multifoods’ shareholders.

Smucker has filed with the Securities and Exchange Commission (“SEC”) a joint proxy statement-prospectus and other relevant documents concerning the proposed Merger. Investors are urged to read the joint proxy statement-prospectus and other relevant documents filed with the SEC because they contain important information about the proposed transaction. Investors will be able to obtain free copies of the documents filed with the SEC at the website maintained by the SEC at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by Smucker by requesting them in writing from The J. M. Smucker Company, One Strawberry Lane, Orrville, Ohio 44667, Attention: Shareholder Relations, or by telephone at 330-682-3000.

Smucker and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Smucker’s shareholders. A list of the names of those directors and executive officers and descriptions of their interests in Smucker is contained in the joint proxy statement-prospectus. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the joint proxy statement-prospectus.